1934 Act Registration
No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE
13a-16
OR
15d-16
UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2021
(Commission File Number:
001-14700)

Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)

No. 8,
Li-Hsin
Rd. 6,
Hsinchu Science Park,
Taiwan, R.O.C.
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F
or Form
40-F.
Form
20-F ☒            Form
40-F ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in papers as permitted by Regulation
S-T
Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in papers as permitted by Regulation
S-T
Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE
Exhibit 99.1 and Exhibit 99.2 to this current report on Form
6-K
are incorporated by reference into the registration statement on Form
F-3
and related prospectus supplement to be filed by Taiwan Semiconductor Manufacturing Company Limited and TSMC Arizona Corporation with the Securities and Exchange Commission on or around the date hereof.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 18, 2021

Taiwan Semiconductor Manufacturing Company Ltd.

By	/s/ Wendell Jen-Chau Huang
Wendell Jen-Chau Huang
Vice President & Chief Financial Officer

EXHIBITS

Exhibit Number	Exhibit Description

99.1	Operating and Financial Review and Prospects for the Six Months Ended June 30, 2021

99.2	Unaudited Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2021

EX-101.INS	Inline XBRL Taxonomy Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

EX-101.SCH	Inline XBRL Taxonomy Extension Schema Document

EX-101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document

EX-101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

EX-101.LAB	Inline XBRL Taxonomy Label Linkbase Document

EX-101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document

EX-104	Cover Page Interactive Data File – the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

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